Exhibit 99.18
CONSENT OF M. M. VERMA
     Reference is made to the Annual Report on Form 40-F (the “40-F”) of Goldcorp Inc. (the “Company”) for the fiscal year ended December 31, 2008 to be filed with the United States Securities and Exchange Commission pursuant to the United States Securities Exchange Act of 1934, as amended, and the Annual Information Form (the “AIF”) and Management’s Discussion and Analysis (“MD&A”) of the Company for the year then ended, which are filed as exhibits to and incorporated by reference in the 40-F.
     I hereby consent to the references to, and the information derived from, the following report(s) and to the references, as applicable, to my name in connection with the following report(s) and documents:
1.	The technical report dated February 13, 2009 entitled “An Updated Technical Report on the Mineral Reserves of Minera Alumbrera Ltd., Catamarca, Argentina” (the “Alumbrera Report”); and

2.	The 40-F, the MD&A and the AIF, which include references in connection with information relating to the Alumbrera Report and the Alumbrera Mine, and the properties described therein.
Date: March 13, 2009

/s/ Mani M. Verma
Name:	Mani M. Verma, P. Eng.
Title:	Associate